UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 30, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com”. Information contained on our website is not incorporated by reference into this report.

Media Release Zurich, July 30, 2020

Building on strong 2Q20 performance, Credit Suisse launches key initiatives to reinforce strategy

Series of structural improvements intended to improve effectiveness, drive efficiencies and capture future growth opportunities

▪	Credit Suisse reaffirms strategy to be a leading wealth manager with strong global investment banking capabilities

▪	Key changes with effect from August 1, 2020:
▪
Creation of a global Investment Bank (IB) to build a client-centric global platform with critical scale for corporate, institutional and entrepreneurial clients; including creation of Global Trading Solutions and a globally integrated Equities platform

▪	Combined Chief Risk and Compliance Officer (CRCO) function to create alignment across our control functions
▪
Launch new Sustainability, Research & Investment Solutions (SRI) function, affirming our commitment to providing our clients a leading offering; aim to centralize and combine our Investment Solutions & Products (IS&P) and research capabilities and deliver on our ambition to become a leader in sustainability; grow with a goal to provide at least CHF 300 billion of sustainable financing over the next 10 years; enhance consideration of biodiversity; transition our corporate oil & gas business by reducing exposure to traditional business; and restrict by introducing new exclusions in thermal coal extraction, coal power, and the Arctic region

▪	Refinements based on successful regional approach to Wealth Management:
▪	Investments in growth initiatives in Swiss Universal Bank (SUB), International Wealth Management (IWM) and Asia Pacific (APAC)
▪	Aim to retain #1 IBCM franchises in Asia[1] and Switzerland[2] in respective divisions and further build out financing, as well as mid-market M&A and advisory capabilities in IWM

▪
Aim to generate run-rate savings of approximately CHF 400 million per annum, from 2022 onwards, allowing for reinvestment in full, subject to market and economic conditions, in growth initiatives across the Group

▪	Intend to continue to allocate approximately two thirds[3] of capital deployed to Wealth Management[4] in the medium term and capture revenue opportunities to accelerate growth

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group AG, stated:
“The reaffirmation of our existing group strategy builds on its success and is designed to ensure that we will continue to allocate the majority of capital deployed into wealth management. The new initiatives announced today further optimize that model and reflect that Credit Suisse remains resilient in uncertain markets. With these changes, I am confident Credit Suisse will continue to deliver sustainable shareholder value in the coming years.”

Media Release Zurich, July 30, 2020

Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG, said:
“On the back of our successful journey of restructuring and repositioning, and as key secular trends accelerate, including digitalization and sustainability, we are today announcing a series of strategic initiatives to improve effectiveness and to generate efficiencies. This will allow for further investments and is expected to accelerate growth, while placing investment performance and sustainability at the heart of our strategy. I am certain that the measures we outline today are the right ones to further strengthen our integrated model, being a global leader in wealth management with strong global investment banking capabilities. These initiatives should also help to provide resilience in uncertain markets and deliver further upside when more positive economic conditions prevail.”

Zurich, July 30, 2020 - Building on a successful period of restructuring, de-risking and growth investments mainly targeted at our wealth management franchises, and on the back of a strong performance during 1H20, Credit Suisse today announces a series of measures designed to improve effectiveness, provide resilience to navigate less constructive markets, accelerate growth and drive efficiency.

At its meeting on July 29, 2020, the Board of Directors of Credit Suisse Group AG reaffirmed the existing strategy, to be a leading wealth manager with strong global investment banking capabilities, and approved a series of key initiatives designed to build on existing performance.

That strategy continues to be based on three key tenets – a balanced approach between mature and emerging markets; a Bank for Entrepreneurs focused on UHNWI as a core strength; and a regional Wealth Management model providing proximity to clients.

Our industry is being impacted by key secular trends including the acceleration of digitalization, the importance of sustainability, the growth of private markets and reshaping of industries driving financing needs. Many of these trends have only been accentuated by the COVID-19 pandemic and its impact on economies and societies. We will therefore optimize and align our model to drive further upside and provide resilience to navigate less constructive market or economic conditions.

In addition, we are seeking to take advantage of organizational opportunities, reducing fragmentation and eliminating duplications in certain areas of our operations allowing for further upside in Investment Banking, Compliance and Risk, and our IS&P and research capabilities.

The initiatives announced today will build on the benefits of the successfully completed three-year restructuring program from 2015 to 2018, the continued progress achieved since then and are intended to further long-term, sustainable growth in profitability and shareholder returns, by focusing on the right markets and activities and ensuring better capital allocation.

Media Release Zurich, July 30, 2020

Key structural initiatives

We today outline a series of three key structural initiatives as part of our plan to strengthen our resilience and reinvest efficiencies as they are delivered.

Investment Bank (IB)
▪	Integration of Global Markets, Investment Banking & Capital Markets and APAC Markets to form a globally integrated Investment Bank to achieve critical scale
▪
Creation of Global Trading Solutions (GTS), combining our successful International Trading Solutions and APAC Solutions to maximize the capabilities of our wholesale business for corporate, institutional and entrepreneurial clients; will allow for further global technology integration, a unified risk set-up and the delivery of a wider range of products, greater scale and better pricing for customers

▪	Leverage globally integrated Equities platform
▪	Combine Capital Markets origination & execution
▪	Combine and integrate IBCM EMEA mid-market capabilities into IWM and combine with existing IWM advisory and M&A teams
▪	Maximize connectivity, enable a more dynamic allocation of capital and optimize global risk, technology and execution platforms and generate efficiency
▪
Delivery of client-centric advisory, underwriting and financing, as well as sales and trading products and solutions across all asset classes, to drive tailored solutions for corporates, private equity firms, investment managers, hedge funds, family offices and UHNW individuals

▪	Intend to build on the strong momentum of the Investment Bank, delivering at least a 10% Return on Regulatory Capital in the medium term

Chief Risk and Compliance Officer (CRCO)
▪	Build on existing progress in the 2nd line of defense organizations to further enhance the effectiveness and efficiency of our control environment amid stricter regulatory frameworks
▪	Less complex operating model to reduce fragmentation, eliminate duplication, improve coordination and allow for faster decision making
▪	Enhance scalability of technology and data platform through further investments
▪	Enhance effectiveness of control environment
▪	Deliver significant efficiency potential

Sustainability, Research & Investment Solutions (SRI)
▪
Establish a new Executive Board-level function to drive and execute strategy, to improve coordination and be at the forefront of our efforts globally around sustainability, research and investment solutions, formed from a combination of existing Impact Advisory & Finance (IAF), IS&P, GM and APAC Equity Research as well as Marketing and Branding teams

▪
Build on existing strengths of our franchises in (i) IS&P (currently part of IWM) which includes our Global Chief Investment Office (CIO) responsible for our “House View” on markets, Macro Research and WM investment solutions and products (incl. discretionary mandates) and (ii) equity research in GM and in APAC by centralizing and combining these efforts

▪
Develop innovative industry leading content, advisory, investment and capital market solutions across wealth management, corporate and institutional clients and provide one single “House View” with a focus on Supertrends and sustainability at its core. Furthermore, deliver market-leading thematic insights and content across public and private markets, leveraging the use of data

Media Release Zurich, July 30, 2020

▪	Focus on providing innovative and differentiating solutions to our clients and delivering an integrated approach to sustainability across our product landscape in all four divisions
▪
Launch of commitments to grow, enhance, transition and restrict, intended to reflect Credit Suisse’s focus and commitment to contribute to the achievement of the Paris Climate Agreement and the United Nations’ Sustainable Development Goals

▪	Delivering strong marketing concepts for private, corporate & institutional clients, driving sustainability as the key theme and enabling targeted delivery of research content to clients

Building on existing success

Furthermore, we intend to accelerate growth across our three wealth management divisions – Asia Pacific, International Wealth Management and the Swiss Universal Bank – and allocate around two-thirds3 of capital deployed to them4 in the medium-term.

Asia Pacific
▪	Broaden and deepen successful coverage of UHNW and entrepreneur clients through investments in new private banking relationship managers with a focus on strategic clients and in technology
▪	Grow wealth-linked strategic solutions, including enhanced financing capabilities and distribution
▪
Deepen onshore franchises to tap into faster growing markets, including acceleration of the China build-out with the aim to take full ownership of our securities joint venture, Credit Suisse Founder Securities Limited

International Wealth Management
▪	Aim to double revenue growth contribution from UHNW strategic clients over the next three years[5] and strengthen client coverage through integration of IBCM EMEA mid-market capabilities
▪	Enhance systematic solution delivery through institutionalization of bespoke solutions in collaboration with GTS, SRI and the Investment Bank
▪
Strengthened and centralized financing effort by establishing International Financing Group, which includes a combined team originating and structuring share-backed and other lending activities collateralized by financial instruments across clients in IWM, SUB and IB EMEA

▪	Continued focus on regional model to ensure proximity to clients, evolved setup to reflect emerging market dynamics and regulatory developments across geographies

Swiss Universal Bank
▪
Build on leading ‘high-touch’ market positions with HNW/UHNW, institutional and large corporate clients through select investment in relationship managers and deepening product offering with tailor-made solutions

▪	Transform our high-tech business through the development of Direct Banking and accelerate front-to-back digitalization
▪
Optimize and improve collaboration with subsidiaries, joint venture partners and FinTechs to tap into incremental growth opportunities as well as efficiency potential with the goal to reduce cost/income ratio from high-50s to mid-50s in the medium-term

Media Release Zurich, July 30, 2020

Driving our sustainability strategy

With the above mentioned strategic initiatives, and building on our progress in the last few years, we are now capturing the opportunity to express our commitment to becoming a leader in sustainability in the financial industry, across our Wealth Management and Investment Bank franchises, to further driving a cohesive approach and to meet the evolving needs of our clients, investors, employees and society in general.

We are announcing the creation of a new Executive Board-level function that will accelerate and embed our sustainability efforts throughout the bank, and provide a strategic foundation, in three major ways:

1.	Elevating and strengthening governance

▪	Establish SRI - Sustainability, Research and Investment Solutions; a new Executive-Board level function under the leadership of Lydie Hudson
▪	Dedicated Board of Directors mandate, naming Iris Bohnet as Board of Directors Sustainability Leader on Group Board of Directors, who will enable and help supervise the sustainability agenda
▪	Naming of Sustainability leaders in each division, with mandate to articulate business-specific strategy

2.	Developing a leading sustainability client offering

▪
Wealth Management clients – Integration of sustainability across the investment and advisory product suite with innovative investment solutions and mandates that not only meet the expectations of our clients but also positively impact society and the environment

▪
Institutional investors – Sustainable institutional product offerings across Asset Management and other institutional client organizations, including sustainable capital markets and structured products, funds and investment research integrating Credit Suisse's proprietary ESG framework

▪
Corporate clients – Support our corporate clients globally to deliver on their transition strategies by providing sustainable, green, renewable and transition lending, capital markets underwriting & advisory services driving the United Nations Sustainable Development Goals (UN SDGs)

3.	Making new commitments to propel our progress

Grow & Enhance:
▪	Goal to provide at least CHF 300 billion of sustainable financing (renewables, Green/Blue/Transition bonds, low-carbon energy solutions and UN SDG-aligned financings) over the next 10 years
▪	Enhanced consideration of biodiversity in lending and capital market transactions with development of new commitments to be integrated

Transition:
▪
Reposition corporate oil & gas business by reducing exposure to traditional business in order to align resources to support clients in their ongoing energy transition, including transition bonds, and utilizing our broader Energy Transition Frameworks to guide engagement with high carbon-emitting industries

Restrict:
▪	No lending or capital markets underwriting to any company deriving more than 25% of their revenue from thermal coal extraction[6]

Media Release Zurich, July 30, 2020

▪	No lending or capital markets underwriting to any company deriving more than 25% of their revenues from coal power[7]
▪	No financing related to offshore and onshore oil & gas projects in the Arctic region

Financial ambitions

The measures announced today and our strong performance during the first half of 2020 allow us to re-confirm and/or update a series of financial ambitions as follows:
▪	Return on Tangible Equity of 10 to 12%[8] in the medium-term
▪	CET1 ratio of approximately 12%[9]
▪	CET1 leverage ratio of approximately 4%[10]
▪
The Board of Directors intends to propose to pay out the second half of the 2019 dividend, subject to the approval of our shareholders at an Extraordinary General Meeting (EGM) to be held on November 27, 2020 and subject to market and economic conditions

▪	Subsequent to the EGM, and subject to market and economic conditions, the Board of Directors intends to review the share buyback program
▪
In the medium-term, expect to distribute at least 50% of net income in a normalized environment, subject to market and economic conditions; with sustainable ordinary dividend expected to increase by at least 5% per annum

▪	Goal of greater than 20% Return on Regulatory Capital across APAC, IWM and SUB collectively and greater than 10% in the Investment Bank in the medium-term

These goals are expected to be achieved through a continued productivity program, the headline details of which are as follows:
▪	Expect adjusted operating expenses for 2020 of CHF 16.0 billion to 16.5 billion, depending on market and economic conditions, following a strong 1H20 performance
▪
Aim to generate run-rate savings, from 2022 onwards, of approximately CHF 400 million, per annum, allowing for reinvestment in full, subject to market and economic conditions, in various growth initiatives

▪	Expect to incur total restructuring expenses of approximately CHF 300 million to 400 million over the duration of the program, which is expected to be completed within a year

Media Release Zurich, July 30, 2020

Executive Board

The initiatives outlined necessitate some changes amongst our executive leadership team. On July 29, 2020, the Board of Directors affirmed the amended Executive Board roles of Brian Chin and Lara Warner and the new role of Lydie Hudson.

With effect from August 1, 2020, the composition of the Executive Board will be as follows:

Thomas Gottstein	Chief Executive Officer
Andre Helfenstein	Swiss Universal Bank
Philipp Wehle	International Wealth Management
Helman Sitohang	Asia Pacific
Brian Chin	Investment Bank
David Mathers	Chief Financial Officer
James Walker	Chief Operating Officer
Lara Warner	Group Chief Risk and Compliance Officer
Romeo Cerutti	General Counsel
Antoinette Poschung	Human Resources
Lydie Hudson	Sustainability, Research & Investment Solutions

As a result of these changes, David Miller will step down from the Executive Board. The Board of Directors expresses its sincere thanks to David for the role he has played in leading Investment Banking & Capital Markets since November 2019. The Executive Board wishes him well in his new role as head of our capital markets and advisory franchises within the Investment Bank and we feel privileged that David is committed to continuing his career at Credit Suisse, which started at our firm 23 years ago.

Dial-in details for Credit Suisse’s analyst and media conference calls at 8:00 CEST and 10:30 CEST this morning, during which these initiatives will be discussed in greater detail, alongside its 2Q20 earnings, can be found here.

Contact
James Quinn, Corporate Communications +41 844 33 88 44 media.relations@credit-suisse.com	Kinner Lakhani, Investor Relations +41 44 333 71 49 investor.relations@credit-suisse.com

Media Release Zurich, July 30, 2020

Footnotes

1 Source: Dealogic for the period ending June 30, 2020 (APAC excluding Japan and China onshore among International banks)
2 Source: Thomson Securities, Dealogic, IFR to June 30, 2020
3 Before final impact of Basel III reforms
4 Includes SUB, IWM, APAC and Corporate Center
5 Refers to estimated net revenue increase from strategic clients between 2020 to 2022 compared to 2016 to 2018 period
6 Direct lending; Unless such transaction is to help the company specifically transition and the use of proceeds are tied to such transition strategies aligned with the Paris Agreement; for greater certainty, these exclusions do not apply to metallurgical coal
7 Direct lending; Unless company can demonstrate decreasing share of coal in generation portfolio consistent with our Energy Transition Framework or such transaction is to help the company specifically transition and the use of proceeds are tied to such transition strategies (and will continue our policy of not financing the development of new coal-fired power plants)
8 In a normalized environment, subject to market and economic conditions
9 By end-2020; Before the final impact of Basel III reforms and subject to market and economic conditions
10 By end-2020; Including cash held at central banks

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,800 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Abbreviations
APAC – Asia Pacific; CET1 – common equity tier 1; CHF – Swiss francs; CIO – Chief Investment Office; CRCO – Chief Risk and Compliance Officer; ESG – Environmental, Social and Governance; FINMA – Swiss Financial Market Supervisory Authority FINMA; Fintech – Financial technology; GAAP – Generally accepted accounting principles; GM – Global Markets; GTS – Global Trading Solutions; HNW – High Net Worth; IAF – Impact Advisory and Finance; IB – Investment Bank; IBCM – Investment Banking & Capital Markets; IS&P – Investment Solutions & Products; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – Mergers & Acquisitions; NNA – net new assets; RWA – risk weighted assets; SEC – U.S. Securities and Exchange Commission; SME – Small and Medium Enterprises; SUB – Swiss Universal Bank; SRI – Sustainability, Research & Investment Solutions; UHNWI – Ultra High Net Worth Individuals; UN SDGs – United Nations Sustainable Development Goals; USD – US dollar; WM – Wealth Management.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Important Information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

Media Release Zurich, July 30, 2020

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;

▪
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;

▪
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;

Media Release Zurich, July 30, 2020

▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

Copyright © 2020 Credit Suisse Group AG and/or its affiliates. All rights reserved.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: July 30, 2020
By:
/s/ Thomas Gottstein
Thomas Gottstein
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer